GREAT CHINA MANIA HOLDINGS,
INC.

June 20, 2013

Via EDGAR

John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great China Mania Holdings, Inc. Registration Statement on Form S-1 Filed March 13, 2013 File No. 333-187235 Amended Application for Withdrawal

Dear Mr. Brown:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Great China Mania Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-187235) originally filed with the Commission on March 13, 2013, as amended, along with any exhibits filed thereto (the “Registration Statement”).

The registrant is requesting this withdrawal due to its difficulty resolving issues that developed regarding the terms of the investment agreement with Kodiak Capital Group, LLC.

No securities have been sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Diane J. Harrison, Esq. at Harrison Law, P.A., 8955 U.S. Highway 301 N., No. 203, Parrish, FL  34219; telephone number (941) 723-7564; email diane@harrisonlawpa.com.

Sincerely,

Great China Mania Holdings, Inc.

By:	/s/ Kwan Yin Roy Kwong
Kwan Yin Roy Kwong CEO, CFO, Director

Room 1902, 19/F., Kodak House II, 321 Java Road, Hong Kong
Phone:  852 2882 7026  •  Website:  www.greatchinamania.com